EXHIBIT 3
                                                                       ---------



            FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MARCH 10, 2004
            ---------------------------------------------------------



                BAYTEX ENERGY TRUST ANNOUNCES FISCAL 2003 RESULTS


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to report its operating and financial results for the periods ended December 31, 2003. Baytex Energy Trust commenced operations as an oil and gas income trust on September 2, 2003. The three months ended December 31, 2003 represent the Trust's first full quarter of operations. As the Trust is the successor organization to Baytex Energy Ltd., information herein is provided for the three months and years ended December 31, 2003 and 2002. Accordingly, results of the current periods may not be entirely comparable to the corresponding periods of last year as certain assets were transferred out of Baytex pursuant to the Plan of Arrangement effective September 2, 2003.

                                              THREE MONTHS ENDED DECEMBER 31               YEAR ENDED DECEMBER 31
                                           -------------------------------------    -------------------------------------
                                               2003        2002      % CHANGE           2003         2002      % CHANGE
                                           -------------------------------------    -------------------------------------
FINANCIAL
($ thousands, except per unit amounts)

PETROLEUM AND NATURAL GAS SALES                77,869    100,590         (23)         351,404      365,860         (4)

CASH FLOW FROM OPERATIONS (1)                  30,179     53,116         (43)         138,233      191,086        (28)
     Per unit  - basic                           0.51       1.00         (49)            2.49         3.65        (32)
               - diluted                         0.51       0.99         (49)            2.45         3.59        (32)
CASH FLOW FROM OPERATIONS BEFORE
REORGANIZATION COSTS (1)                       30,388     53,116         (43)         157,084      191,086        (18)
     Per unit  - basic                           0.51       1.00         (49)            2.83         3.65        (22)
               - diluted                         0.51       0.99         (49)            2.78         3.59        (23)

CASH DISTRIBUTIONS DECLARED                    25,344         --         n/a           33,382           --        n/a
     Per unit                                    0.45         --         n/a             0.60           --        n/a

NET INCOME                                      8,881     12,791         (31)          38,138       45,136        (16)
     Per unit  - basic                           0.15       0.24         (38)            0.69         0.86        (20)
               - diluted                         0.15       0.24         (38)            0.67         0.85        (21)

EXPLORATION AND DEVELOPMENT                    22,390     34,498         (35)         180,112      136,335         32
ACQUISITIONS - NET OF DISPOSITIONS                193     32,748         (99)        (130,849)      (9,867)      1,226
TOTAL CAPITAL EXPENDITURES                     22,583     67,246         (66)          49,263      126,468        (61)

LONG-TERM NOTES                                                                       232,562      326,977        (29)
WORKING CAPITAL (SURPLUS) DEFICIENCY                                                  (18,990)      35,798        n/a
TOTAL NET DEBT                                                                        213,572      362,775        (41)

OPERATING
DAILY PRODUCTION
     Light oil (bbls/d)                         1,982      2,909         (32)           2,273        3,154        (28)
     Heavy oil (bbls/d)                        24,400     25,009          (2)          23,911       23,967         --
     Total oil (bbls/d)                        26,382     27,918          (6)          26,184       27,121         (3)
     Natural gas (mmcf/d)                        58.9       71.8         (18)            63.0         72.6        (13)
     Oil equivalent (boe/d @ 6:1)              36,195     39,890          (9)          36,686       39,214         (6)

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 2 of 21
--------------------------------------------------------------------------------


                                              THREE MONTHS ENDED DECEMBER 31               YEAR ENDED DECEMBER 31
                                           -------------------------------------    -------------------------------------
                                               2003        2002      % CHANGE           2003         2002      % CHANGE
                                           -------------------------------------    -------------------------------------
AVERAGE SALES PRICES (BEFORE HEDGING)
     WTI oil (US$/bbl)                          31.18      28.15          11            31.04        26.08         19
     Edmonton par oil ($/bbl)                   39.56      42.81          (8)           43.14        39.90          8
     BTE light oil ($/bbl)                      36.41      37.67          (3)           39.04        33.86         15
     BTE heavy oil ($/bbl)                      22.40      26.09         (14)           25.12        26.39         (5)
     BTE total oil ($/bbl)                      23.48      27.30         (14)           26.36        27.26         (3)
     BTE natural gas ($/mcf)                     5.37       5.29           2             6.07         3.94         54
     BTE oil equivalent ($/boe)                 25.90      28.64         (10)           29.28        26.14         12

WEIGHTED AVERAGE UNITS (THOUSANDS)
     Basic                                     59,622     52,735          13           55,530       52,298          6
     Diluted                                   59,644     53,695          11           56,520       53,237          6

(1) Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. The Trust's cash flow from operations may not be comparable to other companies. The Trust considers cash flow a key measure of performance as it demonstrates the Trust's ability to generate the cash flow necessary to fund future distributions and capital investments.

2003 CORPORATE HIGHLIGHTS
-------------------------

     o Completed a Plan of Arrangement transaction to establish Baytex Energy Trust and Crew Energy Inc. in September.

     o Provided a 50% total return on investment during 2003 to the former shareholders of Baytex Energy Ltd.

     o Executed a highly efficient exploration and development program resulting in a 164% replacement of production and finding and development costs of $7.62 per boe of proved plus probable reserves before revisions.

     o Enhanced the internal inventory for future development by adding to the Trust's positions in key heavy oil areas.

     o Strengthened the Trust's financial position with an equity issue in December to improve the flexibility for the funding of distributions and capital investments.

OPERATIONS REVIEW
-----------------

During the fourth quarter, Baytex participated in the drilling of 31 (26.0 net) wells, resulting in 26 (22.2 net) oil wells, one (1.0 net) gas well, three (1.8 net) service wells and one (1.0 net) dry hole for an average success rate of 96.8% (96.2% net). For 2003, Baytex participated in the drilling of 266 (243.4 net) wells, resulting in 173 (158.9 net) oil wells, 67 (61.4 net) gas wells, seven (5.1 net) service wells and 19 (18.0 net) dry holes. Overall success rate for the year was 92.9% (92.6% net).

Total capital spending for the year was $186.7 million, including $180.1 million on exploration and development and $6.6 million on acquisitions. Excluding spending in the Ferrier area, which assets were sold in March, and spending on the properties which were transferred to Crew Energy Inc. at the end of August, capital expenditures on the Trust's assets were $159.3 million during 2003. This program yielded excellent results as it replaced 164% of production and maintained the Trust's proved developed producing reserves at prior year levels. Finding and development costs of this program were $7.62 per boe of proved plus probable reserves before revisions and $11.26 per boe of proved reserves before revisions.

Significant expenditures were incurred in 2003 to enhance Baytex's position in areas of future development, with approximately $20 million spent on land and seismic costs during the year. In the Seal area of Alberta, currently one of the most active areas for heavy oil development in the Western Canadian Sedimentary Basin, Baytex has accumulated 58 sections of prospective land at 100% working interest, of which 44 sections were acquired in 2003. Baytex has designed a program in 2004 to test the oil quality and potential productivity of

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 3 of 21
--------------------------------------------------------------------------------


various prospects on its lands in Seal, which results will help set the plans for large scale development in this area in the coming years.

Production associated with the Trust's assets averaged approximately 35,000 boe per day in 2003. Baytex has established a 2004 capital budget between $100 million and $110 million for the development of its internal properties with the target of maintaining production at levels similar to those of 2003.

FINANCIAL REVIEW
----------------

Cash flow, before reorganization costs, for the fourth quarter was $30.4 million which was negatively affected by the following factors:

(1) a weak U.S. dollar with an average exchange rate of 0.7600 during the fourth quarter compared to 0.6372 for the same quarter last year;
(2) oil hedging loss of $6.9 million which contracts expired at the end of 2003; and
(3) additional capital taxes payable of $1.2 million due to the dissolution of the Baytex Energy Partnership pursuant to the Plan of Arrangement leading to the trust conversion.

Distributions declared to the unitholders totaled $25.3 million for the fourth quarter of 2003, representing 84% of the cash flow available for distribution due to the non-recurring factors stated above. Under the Trust's comprehensive hedging program for 2004, and based on current commodity prices and production, the current monthly cash distribution of $0.15 per unit is estimated to be within the Trust's target distribution range of between 60% and 70% of cash flow.

At year-end 2003, the Trust had working capital of $19.0 million including $53.7 million of cash on deposit. The Trust's bank credit facilities totaling $165 million are entirely undrawn. Together with a conservative distribution policy which leaves 30% to 40% of cash flow for capital spending, Baytex is well positioned to fund its 2004 capital budget for the continuing development of its property inventory.

2003 YEAR-END RESERVES
----------------------

The Trust's oil and gas reserves as at January 1, 2004 were evaluated by Sproule Associates Limited. Sproule was appointed by the Board of Directors of Baytex in October 2003 as the new independent reserves evaluators for all of Baytex's oil and gas properties. Their evaluation report is prepared in accordance with National Instrument ("NI") 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators for year-ends beginning with December 31, 2003.

NI 51-101 replaces the former National Policy 2-B ("NP 2-B") and requires a higher degree of confidence in the assignment of oil and gas reserves. Under NI 51-101, proved reserves are defined to have a 90% probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "reasonable certainty" as stipulated by NP 2-B. Also, under NI 51-101, probable reserves are defined to have a 50% probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "likelihood of existence" in NP 2-B. Because of the more stringent requirements under NI 51-101, the industry has adopted the interpretation that the new proved plus probable (P-50) reserves represent the most "realistic" estimates of remaining recoverable reserves. The following reserves information also adopts the general industry practice of comparing the new P-50 reserves to the previous proved plus risk adjusted (50%) probable reserves, commonly referred to as "established reserves", under NP 2-B.

Under Sproule's NI 51-101 evaluation, technical revisions caused proved plus probable reserves for Baytex's light and medium crude oil, natural gas liquids and natural gas properties to increase by 9.2%, on a combined basis, compared to the prior year assignments. However, as explained by the following factors, proved plus probable reserves for Baytex's heavy oil properties were revised downward technically by 38.9%. Overall proved reserves at year-end 2003 totaled
76.7 million boe, a decrease of 34.5% compared to 117.2 million boe one year ago. Proved plus probable reserves at year-end 2003 were 106.3 million boe, a decrease of 26.7% compared to 145.1 million boe of established reserves at year-end 2002. These reductions are entirely on heavy oil reserves and are primarily due to the following reasons:

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 4 of 21
--------------------------------------------------------------------------------


o the more stringent requirements under NI 51-101 compared to NP 2-B, causing recovery factors to be lowered and future drilling locations to be reduced which affected heavy oil properties that have previously been assigned a high percentage of proved developed non-producing and proved undeveloped reserves; and

o under the income trust structure, Baytex has adopted a policy of distributing between 60% and 70% of its cash flow to the unitholders, thereby reducing its annual capital programs compared to those of a growth-oriented exploration and production company. The size and length of the capital programs would impact the assigned probabilities, quantities and present value of the reported reserves.

The vast heavy oil resources underlying Baytex's asset base are estimated to be in excess of one billion barrels of oil equivalent in place. Technological improvement and production performance over time may increase future recovery factors, which could add significant realizable reserves to the existing properties of the Trust. Baytex will continue to focus on the prudent development of its assets to their full potential in order to maximize their value.

The 2003 year-end reserves report confirms the following key merits of the
Trust:

o ORGANIC ABILITY TO REPLACE PRODUCED-OUT RESERVES. Proved developed producing reserves at year-end 2003 totaled 41.1 million boe compared to
     40.8 million boe one year ago. Baytex was successful in organically replacing production during the year plus offsetting the impact of NI 51-101 as no material acquisitions were made during 2003. This validates the business strategy of the Trust which is focused on maintaining its production and asset base through internal property development while using selective acquisitions only to augment the development programs.

o CONSERVATIVE TRADING PRICE TO NET ASSET VALUE RATIO. Current trading price of Baytex trust units approximates 120% of the "produce-out" net asset value of $8.82 per unit, representing one of the lowest price to net asset value premiums within the oil and gas income trust sector.

o TOTAL RESOURCE POTENTIAL NOT REFLECTED IN THE NI 51-101 RESERVES REPORT. Under the stringent requirements of NI 51-101, no reserves have been recognized for the undeveloped, yet high potential, properties of Baytex including its significant holdings in the Seal heavy oil area. This is a unique characteristic of Baytex's asset base as oil and gas income trusts are generally comprised of mature producing assets. As Baytex proceeds with its exploitation and development programs in these areas, additional reserves could be recognized commensurate with the new disclosure standards.

o BUSINESS PLANS AND 2004 TARGETS UNAFFECTED BY RESERVE REVISIONS. The revisions in total proved and proved plus probable reserves have no impact on Baytex's 2004 production targets, as proved developed producing reserves have been maintained at levels comparable to those of one year ago. Baytex's current monthly cash distribution of $0.15 per unit is estimated to be within its target of distributing between 60% and 70% of cash flow, based on current production and commodity prices.

The following tables summarize certain information with regard to Baytex's oil and gas reserves as evaluated by Sproule as at January 1, 2004. Additional information required under NI 51-101 will be included in the Annual Information Form to be filed for fiscal 2003.

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 5 of 21
--------------------------------------------------------------------------------


OIL AND GAS RESERVES

                                                                FORECAST PRICES AND COSTS
                                    ----------------------------------------------------------------------------------
                                        LIGHT AND MEDIUM
                                            CRUDE OIL                  HEAVY OIL             NATURAL GAS LIQUIDS
                                            ---------                  ---------             -------------------
RESERVES CATEGORY                     GROSS (1)       NET (2)    GROSS (1)       NET (2)    GROSS (1)       NET (2)
-----------------                     ---------       -------    ---------       -------    ---------       -------
                                         (Mbbl)        (Mbbl)       (Mbbl)        (Mbbl)       (Mbbl)        (Mbbl)
Proved
   Developed Producing                    3,724         3,445       24,795        22,442          249           174
   Developed Non-Producing                  144           127       15,204        13,119            9             6
   Undeveloped                            1,293         1,141       17,726        16,324            4             3
                                    ------------ ------------- ------------ ------------- ------------ -------------
Total Proved                              5,161         4,713       57,725        51,885          262           183
Probable                                  1,649         1,493       23,626        21,556           94            65
                                    ------------ ------------- ------------ ------------- ------------ -------------
Total Proved Plus Probable                6,810         6,206       81,351        73,441          356           248
                                    ============ ============= ============ ============= ============ =============


                                           NATURAL GAS            OIL EQUIVALENT (3)
                                           -----------            ------------------
RESERVES CATEGORY                     GROSS (1)       NET (2)    GROSS (1)      NET (2)
-----------------                     ---------       -------    ---------      -------
                                         (Mmcf)        (Mmcf)       (MBoe)       (MBoe)
Proved
   Developed Producing                   73,700        59,400       41,047       35,955
   Developed Non-Producing                3,795         3,031       15,989       13,757
   Undeveloped                            4,080         3,169       19,703       17,996
                                     ----------- ------------- ------------ ------------
Total Proved                             81,575        65,600       76,739       67,708
Probable                                 24,725        20,000       29,561       26,492
                                     ----------- ------------- ------------ ------------
Total Proved Plus Probable              106,300        85,600      106,300       94,200
                                     =========== ============= ============ ============

Notes:

(1) "Gross" reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2) "Net" reserves means Baytex's gross reserves less all royalties payable to others.
(3) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

RESERVES LIFE INDEX

                                     Q4/2003                     RESERVES LIFE INDEX (RLI)
                                 -----------------    --------------------- ---------------------------
                                    PRODUCTION            TOTAL PROVED         PROVED PLUS PROBABLE
                                 -----------------    --------------------- ---------------------------
Crude Oil (bbl/d)                     26,382                  6.6                      9.2
Natural Gas (mmcf/d)                    58.9                  3.8                      5.0
Oil Equivalent (boe/d)                36,195                  5.8                      8.1

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 6 of 21
--------------------------------------------------------------------------------


NET PRESENT VALUE OF RESERVES

                                                    SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE
                                                                   AS AT JANUARY 1, 2004
                                                                 FORECAST PRICES AND COSTS
                                    ------------------------------------------------------------------------------------
                                                        BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)
                                    ------------------------------------------------------------------------------------
RESERVES CATEGORY                                  0%                  5%                   10%                 15%
-----------------                                  --                  --                   ---                 ---
                                                 ($000s)             ($000s)              ($000s)             ($000s)
Proved
   Developed Producing                           521,400             472,500              427,900             391,900
   Developed Non-Producing                       135,600             107,700               88,400              74,300
   Undeveloped                                   108,000              80,900               61,000              46,100
                                    --------------------- ------------------- -------------------- -------------------
Total Proved                                     765,000             661,100              577,300             512,300
Probable                                         276,700             203,200              156,100             123,900
                                    --------------------- ------------------- -------------------- -------------------
Total Proved Plus Probable                     1,041,700             864,300              733,400             636,200
                                    ===================== =================== ==================== ===================

SPROULE JANUARY 1, 2004 PRICE FORECAST

                     WTI           EDMONTON         HARDISTY           AECO        INFLATION       EXCHANGE
                   CUSHING        PAR PRICE       HEAVY 12 API        C-SPOT          RATE           RATE
     Year          US$/Bbl          C$/Bbl           C$/Bbl          C$/MMbtu         %/Yr         $US/$Cdn
--------------- --------------- --------------- ----------------- --------------- ------------- ---------------
     2004           29.63           37.99            23.80             6.04           1.5            0.75
     2005           26.80           34.24            21.28             5.36           1.5            0.75
     2006           25.76           32.87            20.80             4.80           1.5            0.75
     2007           26.14           33.37            21.33             4.91           1.5            0.75
     2008           26.53           33.87            21.84             4.98           1.5            0.75
     2009           26.93           34.38            22.31             5.05           1.5            0.75
     2010           27.34           34.90            22.80             5.14           1.5            0.75

NET ASSET VALUE

The following net asset value calculation utilizes what is generally referred to as the "produce-out" net present value of Baytex's oil and gas reserves as evaluated by independent evaluators. It does not take into account the possibility of Baytex being able to recognize additional reserves in its existing properties beyond those included in the 2003 year-end report.

         Proved plus probable reserves (1)              $ 733,400,000
         Undeveloped land (2)                              51,115,000
         Net debt (3)                                    (213,572,000)
                                                       -----------------
         Net asset value                                $ 570,943,000
                                                       -----------------

         Total trust units outstanding (4)                 64,715,000

         Net asset value per trust unit                 $        8.82

Notes:

(1) As evaluated by Sproule as at January 1, 2004 discounted at 10%. Net present value of future net revenue does not represent fair market value of the reserves.
(2) As evaluated by Charter Land Services Ltd. as at December 31, 2003 on 737,000 net acres of undeveloped land.
(3)  Long-term debt net of working capital as at December 31, 2003.
(4) Includes 60,821,000 trust units outstanding as at December 31, 2003 plus 3,725,000 exchangeable shares converted at an exchange ratio of 1.04530.

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 7 of 21
--------------------------------------------------------------------------------


RESERVES RECONCILIATION

                                         RECONCILIATION OF COMPANY INTEREST RESERVES
                                                  BY PRINCIPAL PRODUCT TYPE
                                                  FORECAST PRICES AND COSTS
------------------------------------------------------------------------------------------------------------------------------
                                      LIGHT AND MEDIUM CRUDE OIL                                 HEAVY OIL
                             ---------------------------------------------     -----------------------------------------------
FACTORS                                                       PROVED +                                           PROVED +
-------                       PROVED (1)    PROBABLE (1)    PROBABLE (1)        PROVED (1)    PROBABLE (1)     PROBABLE (1)
                              ----------    ------------    ------------        ----------    ------------     ------------
                                (Mbbl)         (Mbbl)          (Mbbl)             (Mbbl)         (Mbbl)           (Mbbl)
December 31, 2002 (2)             3,589           1,142          4,731           100,914          24,471           125,385
Capital Additions (3)             1,931             560          2,491             8,850           4,602            13,452
Technical Revisions                 207            (63)            144          (43,345)         (5,447)          (48,792)
Acquisitions                         80              10             90                --              --                --
Dispositions                         --              --             --                --              --                --
Economic Factors                     --              --             --                 -              --                --
Production (4)                     (646)             --           (646)           (8,694)             --            (8,694)
                             ------------- --------------- ---------------     ------------- --------------- -----------------
January 1, 2004                   5,161           1,649          6,810            57,725          23,626            81,351
                             =============================================     ===============================================

                                         NATURAL GAS LIQUIDS                                    NATURAL GAS
                             ---------------------------------------------     -----------------------------------------------
                                                              PROVED+                                            PROVED +
FACTORS                       PROVED (1)    PROBABLE (1)    PROBABLE (1)        PROVED (1)    PROBABLE (1)     PROBABLE (1)
-------                       ----------    ------------    ------------        ----------    ------------     ------------
                                (Mbbl)         (Mbbl)          (Mbbl)             (Mmcf)         (Mmcf)           (Mmcf)
December 31, 2002 (2)                 81             24            105            75,573          13,521            89,094
Capital Additions (3)                 69             12             81            17,925           9,249            27,174
Technical Revisions                  146             58            204             7,051           1,677             8,728
Acquisitions                          --             --             --             1,386             278             1,664
Dispositions                          --             --             --                --              --                --
Economic Factors                      --             --             --                --              --                --
Production (4)                       (34)             --           (34)          (20,360)             --           (20,360)
                             ------------- --------------- ---------------     ------------- --------------- -----------------
January 1, 2004                      262             94            356            81,575          24,725           106,300
                             ============= =============== ===============     ============= =============== =================

                                          OIL EQUIVALENT (5)
                             ------------- --------------- ---------------
                                                              PROVED +
FACTORS                       PROVED (1)    PROBABLE (1)    PROBABLE (1)
-------                       ----------    ------------    ------------
                                (MBoe)         (MBoe)          (MBoe)

December 31, 2002 (2)            117,180         27,890        145,070
Capital Additions (3)             13,837          6,715         20,552
Technical Revisions              (41,821)        (5,100)       (46,921)
Acquisitions                         311             56            367
Dispositions                          --             --             --
Economic Factors                      --             --             --
Production (4)                   (12,768)            --        (12,768)
                             ------------- --------------- ---------------
January 1, 2004                   76,739         29,561        106,300
                             ============= =============== ===============

Notes:

(1) Reserves information as at December 31, 2002 is prepared in accordance with NP 2-B. Probable reserves as at December 31, 2002 represents 50% of the total probable reserves then assigned to allow more appropriate comparison with probable reserves under NI 51-101 as at January 1, 2004.

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 8 of 21
--------------------------------------------------------------------------------


(2) As disclosed in the Information Circular dated July 25, 2003 of Baytex Energy Ltd. with respect to the Plan of Arrangement resulting in the formation of Baytex Energy Trust. Reserves information based on an independent engineering evaluation of the oil and gas reserves of Baytex Energy Ltd. as at December 31, 2002 prepared by Outtrim Szabo Associates Ltd. and adjusted by Baytex after giving effect to the transfer of certain oil and gas properties to Crew Energy Inc. pursuant to the Plan of Arrangement and the sale of oil and gas assets in the Ferrier area in March 2003.
(3)  Includes Discoveries, Extensions and Improved Recoveries.
(4) Production for the year ended December 31, 2003 excludes production associated with the oil and gas properties transferred to Crew Energy Inc. pursuant to the Plan of Arrangement and production associated with the oil and gas assets disposed in the Ferrier area.
(5) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.


MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

REORGANIZATION UNDER PLAN OF ARRANGEMENT. The corporate reorganization, as described in the Plan of Arrangement dated July 25, 2003, became effective on September 2, 2003. Under the reorganization, Baytex Energy Ltd. (the "Company") transferred to Crew Energy Inc. ("Crew") a portion of the producing and exploratory oil and natural gas assets. For each common share of the Company, shareholders received either one unit of Baytex Energy Trust (the "Trust") and one-third of a common share of Crew, or one exchangeable share exchangeable initially into one trust unit and one-third of a common share of Crew. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a wholly owned subsidiary of the Trust.

Prior to the Plan of Arrangement, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnership. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor to the Company.

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended December 31, 2003 and the year ended December 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002. Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Cash flow from operations is not a measure based on generally accepted accounting principles "(GAAP") but is a financial term commonly used in the oil and gas industry. It represents cash generated from operating activities before changes in non-cash working capital, deferred charges and other assets and deferred credits. The Trust considers it a key measure of performance as is demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments.

PRODUCTION. Light oil production for the fourth quarter of 2003 decreased by 32% to 1,982 bbl/d from 2,909 bbl/d a year earlier due to the sale of properties in March 2003 in the Ferrier area and the transfer of properties to Crew in September 2003. Heavy oil production decreased by 2% to 24,400 bbl/d for the fourth quarter of 2003 from 25,009 bbl/d a year ago. Natural gas production decreased by 18% to 58.9 mmcf/d compared to 71.8 mmcf/d for the same period last year due to the sale of the Ferrier properties and the transfer of properties to Crew.

For the year ended December 31, 2003, light oil production decreased by 28% to 2,273 bbl/d from 3,154 bbl/d last year. Heavy oil production remained constant at 23,911 bbl/d for 2003 compared to 23,967 bbl/d for 2002. Natural gas production decreased by 13% to average 63.0 mmcf/d for 2003 compared to 72.6 mmcf/d for 2002. These production changes were due to the same factors as noted for the fourth quarter comparisons.

REVENUE. Petroleum and natural gas sales decreased 23% to $77.9 million for the fourth quarter of 2003 from $100.6 million for the fourth quarter of 2002. For fiscal 2003, petroleum and natural gas sales decreased by 4% to $351.4 million in 2003 from $365.9 million a year earlier.

Baytex Energy Trust
Press Release
March 10, 2004                                                      Page 9 of 21
--------------------------------------------------------------------------------


For the per sales unit calculations, heavy oil sales for the three months ended December 31, 2003 were 605 barrels per day lower than the production for the period due to inventory in transit under the Frontier supply agreement. The corresponding number for the twelve months ended December 31, 2003 was 650 barrels per day.

                                                              THREE MONTHS ENDED DECEMBER 31
                                          -----------------------------------------------------------------------
                                                       2003                                   2002
                                          --------------------------------      ---------------------------------
                                                 $000S       $/SALES UNIT               $000S       $/SALES UNIT
                                                 -----       ------------               -----       ------------
Oil revenue (barrels)
  Light oil                                      6,637              36.41              10,081              37.67
  Heavy oil                                     49,038              22.40              60,027              26.09
  Derivative contracts loss                    (6,918)             (2.92)              (4,046)             (1.58)
                                          -------------    ---------------      --------------    ---------------
Total oil revenue                               48,757              20.56              66,062              25.72
                                          -------------    ---------------      --------------    ---------------

Natural gas revenue (mcf)                       29,112               5.37              34,984               5.29
Derivative contracts loss                           --                 --                (456)             (0.07)
                                          -------------    ---------------      --------------    ---------------
Total natural gas revenue                       29,112               5.37              34,528               5.22
                                          -------------    ---------------      --------------    ---------------

Total revenue (boe @ 6:1)                       77,869              23.78             100,590              27.41
                                          =============    ===============      ==============    ===============

Revenue from light oil for the fourth quarter of 2003 decreased 34% from the same period a year ago due to a 32% decrease in production and a 3% decrease in wellhead prices. Revenue from heavy oil decreased 18% as production decreased by 5% and wellhead prices decreased by 14%. Revenue from natural gas decreased 17% as the 2% increase in wellhead prices was offset by a 18% decrease in production.

                                                                Year ended December 31
                                          -------------------------------------------------------------------
                                                      2003                                 2002
                                          ------------------------------      -------------------------------
                                                 $000S           $/UNIT               $000S           $/UNIT
                                                 -----           ------               -----           ------
Oil revenue (barrels)
  Light oil                                     32,393            39.04              38,985            33.86
  Heavy oil                                    213,297            25.12             230,874            26.39
  Derivative contracts loss                    (33,777)           (3.62)            (10,622)           (1.07)
                                          -------------    -------------      --------------    -------------
Total oil revenue                              211,913            22.74             259,237            26.19
                                          -------------    -------------      --------------    -------------

Natural gas revenue (mcf)                      139,491             6.07             104,284             3.94
Derivative contracts gain                           --               --               2,339             0.09
                                          -------------    -------------      --------------    -------------
Total natural gas revenue                      139,491             6.07             106,623             4.03
                                          -------------    -------------      --------------    -------------

Total revenue (boe @ 6:1)                      351,404            26.72             365,860            25.56
                                          =============    =============      ==============    =============

For the year 2003, light oil revenue decreased 17% from last year due to a 15% increase in wellhead prices offsetting a 28% decrease in production. Revenue from heavy oil decreased 8% due to a 5% decrease in wellhead prices and a 3% decrease in production. Revenue from natural gas increased 34% as wellhead prices increased 54% and production decreased 13% compared to 2002.

ROYALTIES. Total royalties decreased 19% to $13.5 million for the fourth quarter of 2003 from $16.7 million for the same period in 2002. The decrease is the result of lower production revenue for the period. Total royalties for the fourth quarter of 2003 were 15.9% of sales compared to 15.8% of sales for the same period in 2002. For the fourth quarter of 2003, royalties were 14.9% of sales for light oil, 12.0% for heavy oil and 22.7% for natural gas. These rates compared to 18.5%, 13.1% and 19.7%, respectively, for the same period in 2002.

For the year ended December 31, 2003, royalties increased 14% to $67.2 million from $58.9 million for last year and were 17.4% of sales compared to 15.7% of sales in 2002. Higher realized gas prices resulted in higher royalty rates. Royalties for the year 2003 were 17.8% of sales for light oil, 13.8% for heavy oil and 22.9% for natural gas. These rates compared to 16.7%, 13.9% and 19.5%, respectively, for 2002.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 10 of 21
--------------------------------------------------------------------------------


OPERATING EXPENSES. Operating expenses for the fourth quarter of 2003 increased 11% to $22.1 million from $19.8 million for the corresponding quarter last year. Operating expenses were $6.74 per boe for the fourth quarter of 2003 compared to $5.40 per boe for the fourth quarter of 2002. This increase is attributable to the disposition of properties with lower operating costs and a general increase in costs in field operations. For the fourth quarter of 2003, operating expenses were $10.42 per barrel of light oil, $7.44 per barrel of heavy oil and $0.72 per mcf of natural gas. The operating expenses for the same period a year ago were $5.15, $6.22 and $0.62, respectively.

Operating expenses for the year 2003 increased 14% to $86.0 million from $75.2 million for 2002. This increase is primarily due to the same factors as noted in the fourth quarter comparison. Operating expenses were $6.54 per boe for the year 2003 compared to $5.26 per boe for the prior year. Operating expenses were $8.32 per barrel of light oil, $7.34 per barrel of heavy oil and $0.73 per mcf of natural gas for 2003 versus $5.83, $5.99 and $0.61, respectively, for 2002

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses, excluding non-cash stock-based compensation expenses, for the fourth quarter of 2003 were $3.6 million compared to $1.6 million in 2002. On a per sales unit basis, these expenses were $1.07 per boe compared to $0.44 per boe as no expenses were capitalized in the fourth quarter of 2003 and $1.6 million was capitalized in the same quarter last year. The amount of capitalized expenses has been reduced due to lower exploration activity since the effective date of the Plan of Arrangement.

General and administrative expenses, excluding non-cash stock-based compensation expenses, for the year 2003 were $8.9 million, compared to $6.7 million a year ago. On a per sales unit basis, these expenses increased to $0.67 per boe from $0.47 per boe. In accordance with the full cost accounting policy, $4.4 million of expenses were capitalized in 2003, compared with $6.7 million capitalized in 2002.

INTEREST EXPENSES. Interest expenses on long-term notes and bank debt were $5.2 million for the fourth quarter of 2003, down from $7.2 million in the same quarter last year. The decrease is due to the redemption of the senior secured term notes and the impact of the stronger Canadian dollar on U.S. dollar based interest expenses. For the year 2003, interest expenses on long-term debt were $23.5 million compared to $25.2 million for 2002.

COSTS ON REDEMPTION AND EXCHANGE OF NOTES. On July 9, 2003, the Company completed an exchange offer related to its outstanding US$150 million 10.5% senior subordinated notes due 2011 (the "Old Notes"). The Company issued US$179.7 million of 9.625% senior subordinated notes due 2010 in exchange for US$149.8 million of the Old Notes and incurred a non-cash loss of $40.0 million on the completion of the exchange offer, which was recognized in income. Also included in the costs is a $4.7 million loss recognized in May 2003 on the redemption of the US$57 million senior secured notes.

FOREIGN EXCHANGE. The foreign exchange gain in the fourth quarter of 2003 was $10.4 million compared to a gain of $1.3 million in the same period last year. The gain is based on the translation of the Company's U.S. dollar denominated long-term debt at 0.7737 at December 31, 2003 compared to 0.7405 at September 30, 2003. The 2002 gain is based on translation at 0.6331 at December 31, 2002 compared to 0.6306 at September 30, 2002.

The foreign exchange gain for the year 2003 was $52.1 million compared to $2.7 million in 2002. The 2003 gain is based on the translation of the Company's U.S. dollar denominated long-term debt at 0.7737 at December 31, 2003 compared to
0.6331 at December 31, 2002. The 2002 gain is based on translation at 0.6331 at December 31, 2002 compared to 0.6279 at December 31, 2001.

DEPLETION AND DEPRECIATION. The provision for depletion and depreciation increased to $40.4 million for the fourth quarter of 2003 compared to $27.1 million for the same quarter a year ago. On a per sales unit basis, the provision for the current quarter was $12.14 per boe compared to $7.39 per boe for the same quarter in 2002 due to the revisions in proved reserves under the new standards of disclosure for oil and gas activities, National Instrument ("NI") 51-101, as mandated by the Canadian Securities Administrators for year-ends beginning with December 31, 2003.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 11 of 21
--------------------------------------------------------------------------------


Depletion and depreciation increased to $116.3 million for the year 2003 compared to $106.8 million for last year. On a per sales unit basis, the provision for 2003 was $8.69 per boe compared to $7.46 per boe for 2002. No additional provision for depletion and depreciation was required under the full cost accounting ceiling test applied at the end of 2003.

SITE RESTORATION. The current quarter provision for site restoration was $1.3 million compared to $0.7 million for the same quarter last year. On a per sales unit basis, the provision for the fourth quarter of 2003 was $0.41 per boe compared to $0.19 per boe for the corresponding quarter of last year due the changes in the proved reserves used in the calculation.

Site restoration costs for the year ended December 31, 2003 increased to $3.0 million from $2.8 million last year. On a per sales unit basis, the provision for 2003 was $0.22 per boe compared to $0.20 per boe for 2002.

INCOME TAXES. Current tax expenses were $3.5 million for the fourth quarter of 2003 compared to $2.4 million for the same quarter a year ago. The increase is due to additional taxes payable as a result of the dissolution of the Baytex Energy Partnership. The current tax expense is comprised of $2.7 million of Saskatchewan Capital Tax and $0.8 million of Large Corporation Tax compared to $2.0 million and $0.4 million, respectively, in the corresponding period in 2002.

Current tax expenses were $9.7 million for 2003 compared to $9.7 million last year. The 2003 current tax expense is comprised of $8.0 million of Saskatchewan Capital Tax and $1.7 million of Large Corporation Tax compared to $8.1 million and $1.6 million, respectively, in 2002.

NET INCOME. Net income for the fourth quarter of 2003 was $8.9 million compared to $12.8 million for the corresponding quarter of 2002. Net income for 2003 decreased to $38.1 million from $45.1 million for 2002. In 2003, increased depletion expense, costs on the redemption and exchange of notes and reorganization costs were offset by foreign exchange gains and a recovery of future income taxes.

LIQUIDITY AND CAPITAL RESOURCES. At December 31, 2003, total net debt (including working capital) was $213.6 million compared to $267.8 million at September 30, 2003 and $362.8 million at December 31, 2002. The decrease in total debt at year-end 2003 compared to 2002 was the result of proceeds from assets sales at the end of March 2003 and an equity issue of 6.5 million trust units in December 2003.

On September 3, 2003, the Company entered into a new credit agreement with a syndicate of chartered banks. The credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The facilities aggregating $165 million are subject to semi-annual review beginning in November 2003 and are secured by a floating charge over all of the Company's assets. At December 31, 2003, there were no amounts outstanding under the bank credit facilities.

CAPITAL EXPENDITURES. Exploration and development expenditures increased to $180.1 million for 2003 compared to $136.3 million last year. The Trust's total capital expenditures for the last two years are summarized as follows:


                                              Year ended December 31
                                    --------------------------------------------
($ thousands)                              2003                    2002
                                    -------------------    ---------------------
Land                                            14,138                   13,834
Seismic                                          5,436                    8,183
Drilling and completion                        111,772                   81,562
Equipment                                       42,365                   24,507
Other                                            6,401                    7,949
                                    -------------------    ---------------------
Total exploration and development              180,112                  136,335
Property acquisitions                            6,644                   45,713
Property dispositions                         (137,493)                 (55,580)
                                    -------------------    ---------------------
Net capital expenditures                        49,263                  126,468
                                    ===================    =====================

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 12 of 21
--------------------------------------------------------------------------------


CONFERENCE CALL
---------------

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Wednesday, March 10, 2004 to discuss its operating and financial results for the quarter and year ended December 31, 2003. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Dan Belot, Vice-President, Finance and Chief Financial Officer and Randy Best, Vice-President, Corporate Development.

                       Baytex Energy Trust Conference Call
                 Toll-Free across North America: 1-800-847-8137

        A recorded playback of the call will also be made available from
                          March 10 until March 24, 2004
                 Toll-free across North America: 1-800-558-5253
                      Within Toronto and area: 416-626-4100
                          Enter Reservation # 21183196

  The conference call will be archived on Baytex's website at www.baytex.ab.ca.

FORWARD-LOOKING STATEMENTS
--------------------------

CERTAIN STATEMENTS IN THIS PRESS RELEASE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SPECIFICALLY, THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO MANAGEMENT'S APPROACH TO OPERATIONS AND BAYTEX'S PRODUCTION, CASH FLOW, DEBT LEVELS AND OIL AND GAS RESERVES THE READER IS CAUTIONED THAT ASSUMPTIONS USED IN THE PREPARATION OF SUCH INFORMATION, ALTHOUGH CONSIDERED REASONABLE BY BAYTEX AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. ACTUAL RESULTS ACHIEVED DURING THE FORECAST PERIOD WILL VARY FROM THE INFORMATION PROVIDED HEREIN AS A RESULT OF NUMEROUS KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND OTHER FACTORS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO:
GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS; INDUSTRY CAPACITY; COMPETITIVE ACTION BY OTHER COMPANIES; FLUCTUATIONS IN OIL AND GAS PRICES; THE ABILITY TO PRODUCE AND TRANSPORT CRUDE OIL AND NATURAL GAS TO MARKETS; THE RESULT OF EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES; FLUCTUATION IN FOREIGN CURRENCY EXCHANGE RATES; THE IMPRECISION OF RESERVE ESTIMATES; THE ABILITY OF SUPPLIERS TO MEET COMMITMENTS; ACTIONS BY GOVERNMENTAL AUTHORITIES INCLUDING INCREASES IN TAXES; DECISIONS OR APPROVALS OF ADMINISTRATIVE TRIBUNALS; CHANGE IN ENVIRONMENTAL AND OTHER REGULATIONS; RISKS ASSOCIATED WITH OIL AND GAS OPERATIONS; THE WEATHER IN BAYTEX'S AREAS OF OPERATIONS; AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF BAYTEX. THERE IS NO REPRESENTATION BY BAYTEX THAT ACTUAL RESULTS ACHIEVED DURING THE FORECAST PERIOD WILL BE THE SAME IN WHOLE OR IN PART AS THOSE FORECAST.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Financial statements for the periods ended December 31, 2003 and 2002 are attached.


FOR DETAILED INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca
-------------------------

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 13 of 21
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(thousands) (Unaudited)

                                                 DECEMBER 31, 2003         December 31, 2002
                                                ----------------------------------------------
ASSETS
Current assets
      Cash and short-term investments                   $   53,731                 $   4,098
      Accounts receivable                                   48,608                    52,667
      Crude oil inventory                                    5,900                        --
                                                ----------------------------------------------
                                                           108,239                    56,765

Deferred charges and other assets                            7,764                     8,679

Petroleum and natural gas properties                       843,133                   932,316
                                                ----------------------------------------------
                                                        $  959,136                 $ 997,760
                                                ==============================================


LIABILITIES
Current liabilities
       Accounts payable and accrued liabilities         $   80,126                 $  92,563
       Distributions payable to unitholders                  9,123                        --
                                                ----------------------------------------------
                                                            89,249                    92,563

Long-term debt (note 5)                                    232,562                   326,977
Deferred credits                                                --                    12,181
Provision for future site restoration costs                 23,483                    21,950
Future income taxes                                        174,385                   184,402
                                                ----------------------------------------------
                                                           519,679                   638,073


UNITHOLDERS' EQUITY
Unitholders' capital (note 8)                              446,594                   398,176
Exchangeable shares (note 8)                                26,372                        --
Contributed surplus (note 9)                                   224                        --
Accumulated distributions                                 (33,382)                        --
Accumulated deficit                                          (351)                  (38,489)
                                                ----------------------------------------------
                                                           439,457                   359,687
                                                ----------------------------------------------
                                                        $  959,136                 $ 997,760
                                                ==============================================


See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 14 of 21
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(thousands, except per unit data) (Unaudited)

                                                            THREE MONTHS ENDED                         YEAR ENDED
                                                              DECEMBER 31                             DECEMBER 31
                                                           2003             2002                 2003                2002
                                                    ---------------------------------     ------------------------------------
REVENUE
Petroleum and natural gas                                  $ 77,869       $ 100,590            $ 351,404           $ 365,860
Royalties                                                  (13,498)         (16,652)             (67,175)            (58,922)
                                                    ---------------------------------     ------------------------------------
                                                             64,371          83,938              284,229             306,938
                                                    ---------------------------------     ------------------------------------

EXPENSES
Operating                                                    22,066          19,804               86,034              75,228
General and administrative                                    3,570           1,619                8,927               6,743
Unit-based compensation (note 9)                                739              --                  739                  --
Interest (note 5)                                             5,173           7,218               23,548              25,217
Costs on redemption and exchange of notes (note
5)                                                               --              --               44,771                  --
Foreign exchange gain                                       (10,437)         (1,283)             (52,101)             (2,691)
Depletion and depreciation                                   40,423          27,137              116,317             106,834
Site restoration                                              1,349             697                2,973               2,799
Reorganization costs (note 4)                                   209              --               18,851                  --
                                                    ---------------------------------     ------------------------------------
                                                             63,092          55,192              250,059             214,130
                                                    ---------------------------------     ------------------------------------

INCOME BEFORE INCOME TAXES                                    1,279          28,746               34,170              92,808
                                                    ---------------------------------     ------------------------------------

INCOME TAXES (RECOVERY)
Current                                                       3,450           2,446                9,663               9,716
Future ( note 7)                                            (11,052)         13,509              (13,631)             37,956
                                                    ---------------------------------     ------------------------------------
                                                             (7,602)         15,955               (3,968)             47,672
                                                    ---------------------------------     ------------------------------------

NET INCOME                                                 $  8,881       $  12,791               38,138              45,136
                                                    =================================

ACCUMULATED DEFICIT, BEGINNING OF YEAR                                                           (38,489)            (75,954)

ACCOUNTING POLICY CHANGE FOR FOREIGN EXCHANGE                                                         --              (7,671)
                                                                                          ------------------------------------

ACCUMULATED DEFICIT, BEGINNING OF YEAR, AS RESTATED                                              (38,489)            (83,625)
                                                                                          ------------------------------------

ACCUMULATED DEFICIT, END OF YEAR                                                               $    (351)          $ (38,489)
                                                                                          ====================================

NET INCOME PER TRUST UNIT
      BASIC                                                $   0.15       $    0.24            $    0.69           $    0.86
      DILUTED                                              $   0.15       $    0.24            $    0.67           $    0.85


See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 15 of 21
--------------------------------------------------------------------------------


BAYTEX ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands, except per unit data) (Unaudited)

                                                                      THREE MONTHS ENDED                      YEAR ENDED
                                                                        DECEMBER 31                          DECEMBER 31
                                                                   2003             2002               2003              2002
                                                              ---------------------------------    --------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income                                                           $  8,881        $ 12,791           $ 38,138         $ 45,136
Items not affecting cash:
    Unit-based compensation                                               739              --                739               --
    Amortization of deferred charges                                      276             265              1,027            1,052
    Costs on redemption and exchange of notes                              --              --             44,771               --
    Foreign exchange gain                                             (10,437)         (1,283)           (52,101)          (2,691)
    Depletion and depreciation                                         40,423          27,137            116,317          106,834
    Site restoration costs                                              1,349             697              2,973            2,799
    Future income taxes (recovery)                                    (11,052)         13,509            (13,631)          37,956
                                                              ---------------------------------    --------------------------------
Cash flow from operations                                              30,179          53,116            138,233          191,086
Change in non-cash working capital                                    (5,097)          14,400            (8,060)            1,272
(Increase) decrease in deferred charges and other assets                   53         (1,057)                211          (1,057)
Decrease in deferred credits                                                -         (4,712)            (2,213)         (18,694)
                                                              ---------------------------------    --------------------------------
                                                                       25,135          61,747            128,171          172,607
                                                              ---------------------------------    --------------------------------

FINANCING ACTIVITIES
Redemption of senior secured notes                                         --              --            (89,950)              --
Decrease in bank loan and other debt                                       --              --                 --          (76,254)
Increase in deferred charges and other assets                             (38)             --             (7,425)
Increase (decrease) in deferred credits                                    --         (1,125)                 --           12,181
Issue of trust units                                                   61,525              --             61,525               --
Payment of distributions                                             (24,259)              --            (24,259)              --
Issue of common shares                                                     --             924             37,049            3,497
Repurchase of common shares                                                --              --                 --              (55)
                                                              ---------------------------------    --------------------------------
                                                                       37,228            (201)           (23,060)         (60,631)
                                                              ---------------------------------    --------------------------------

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures                       (22,801)        (68,398)          (186,756)        (182,048)
Disposal of petroleum and natural gas properties                          218           1,152            137,493           55,580
Properties held for sale                                                   --              --                 --          (46,895)
Change in non-cash working capital                                     (9,256)         (1,639)            (6,215)          65,485
                                                              ---------------------------------    --------------------------------
                                                                      (31,839)        (68,885)           (55,478)        (107,878)
                                                              ---------------------------------    --------------------------------

CHANGE IN CASH AND SHORT-TERM INVESTMENTS                              30,524          (7,339)            49,633            4,098

CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF PERIOD                   23,207          11,437              4,098               --
                                                              ---------------------------------    --------------------------------

CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD                       $ 53,731        $  4,098           $ 53,731         $  4,098
                                                              =================================    ================================


See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 16 of 21
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three Months and Year Ended December 31, 2003 and 2002
(all tabular amounts in thousands, except per unit amounts)

1.       BASIS OF PRESENTATION

Baytex Energy Trust (the "Trust") was established on September 2, 2003 under a Plan of Arrangement involving the Trust, Baytex Energy Ltd. (the "Company") and Crew Energy Inc. ("Crew"). Under the Plan of Arrangement, the Company transferred to Crew a portion of the producing and exploratory oil and natural gas assets. For each common share of the Company, shareholders received either one unit of the Trust and one-third of a common share of Crew, or one exchangeable share exchangeable initially into one trust unit and one-third of a common share of Crew. The Trust is an open-ended investment trust created pursuant to a trust indenture. Subsequent to the Plan of Arrangement, the Company is a wholly owned subsidiary of the Trust.

Prior to the Plan of Arrangement, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnership. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor to the Company. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles as described in note 2.

2.       ACCOUNTING POLICIES

The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2002, except as described in note
3. The consolidated financial statements contain disclosures, which are supplemental to the Company's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2002.

The Trust is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. From inception on September 2, 2003, the Trust has allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Trust level. The Company is subject to corporate income taxes and follows the liability method of accounting for income taxes.

3.       CHANGES IN ACCOUNTING POLICY

UNIT-BASED COMPENSATION PLAN

The Trust has elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Compensation expense of $0.22 million was recorded for all trust unit rights granted on or after January 1, 2003, with a corresponding amount recorded as contributed surplus.

The adoption of these amendments also impacted the stock options outstanding prior to the Plan of Arrangement. Compensation expense of $0.52 million was recorded for all stock options granted on or after January 1, 2003, with a corresponding amount recorded as contributed surplus, which was reclassified to trust units when the options were exercised. For stock options granted prior to January 1, 2003, the pro forma earnings impact of related stock-based compensation expense is disclosed (see note 9).

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 15 of 21
--------------------------------------------------------------------------------


4.       TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement (note 1), the Company transferred to Crew a portion of the Company's producing and exploratory oil and natural gas assets. As this was a related party transaction, assets and liabilities were transferred at carrying value as follows:

Oil and natural gas assets and equipment                              $ 21,244
Future income tax asset                                                  3,278
                                                         -----------------------
Total assets transferred                                                24,522
Provision for future site restoration                                     (559)
                                                         -----------------------
Net assets transferred and reduction in share capital                 $ 23,963
                                                         =======================

Reorganization costs of $18.9 million were expensed in the consolidated statements of operations as a result of the Plan of Arrangement.

5.       LONG-TERM DEBT

                                                        DECEMBER 31, 2003         December 31, 2002
                                                       ---------------------      ------------------
Senior secured notes (2002 - US$57,000,000)                      $      --               $  90,037
10.5% Senior subordinated notes (2003 - US$247,000;
2002 - US$150,000,000)                                                 319                 236,940
9.625% Senior subordinated notes (US$179,699,000)                  232,243                      --
                                                       ---------------------      ------------------
                                                                 $ 232,562               $ 326,977
                                                       =====================      ==================

In May 2003, the Company redeemed the outstanding senior secured notes for a total cash payment of $90.0 million, resulting in a loss of $4.7 million on the redemption.

On July 9, 2003, the Company completed an exchange offer related to its outstanding US$150 million 10.5% senior subordinated notes due 2011 (the "Old Notes"). The Company issued US$179.7 million of 9.625% senior subordinated notes due 2010 in exchange for US$149.8 million of the Old Notes and incurred a non-cash loss of $40.0 million on the completion of the exchange offer, which was recognized in income.

INTEREST EXPENSE

The Company has incurred interest expense on its outstanding debt as follows:

                                              THREE MONTHS ENDED                        YEAR ENDED
                                                  DECEMBER 31                           DECEMBER 31
                                             2003             2002                 2003             2002
                                        ---------------- ----------------    ------------------ --------------
Bank loan                                    $   114         $    229              $    675         $    760
Amortization of deferred charge                  276              265                 1,027            1,052
Long-term debt                                 4,783            6,724                21,846           23,405
                                        -------------------------------      ---------------------------------
Total interest                               $ 5,173         $  7,218              $ 23,548         $ 25,217
                                        ===============================      =================================

6.       BANK CREDIT FACILITIES

On September 3, 2003, the Company entered into a new credit agreement with a syndicate of chartered banks. The credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The facilities aggregating $165 million are subject to semi-annual review beginning in November 2003 and are secured by a floating charge over all of the Company's assets. At December 31, 2003, there were no amounts outstanding under the bank credit facilities.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 18 of 21
--------------------------------------------------------------------------------


7.       INCOME TAXES

Income tax expense for the periods ended December 31, 2003 includes a non-recurring adjustment to future income taxes resulting from the corporate reorganization, including the dissolution of the partnership.

8.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

TRUST UNITS

The Trust is authorized to issue an unlimited number of trust units. Pursuant to the Plan of Arrangement, 53,304,858 trust units and 4,732,326 exchangeable shares were issued on September 2, 2003 on the exchange of the common shares of the Company.

On December 12, 2003, the Trust issued 6,500,000 trust units at $10.00 per unit for proceeds of $65 million pursuant to a prospectus.

TRUST UNITS                                                     # OF UNITS              AMOUNT
                                                           ----------------     ---------------
Issued September 2, 3003 pursuant to Plan of Arrangement            53,305           $ 377,419
Issued on conversion of Exchangeable Shares                          1,016               7,135
Stock-based compensation                                                --                 515
Issued for cash, net of expenses                                     6,500              61,525
                                                           ----------------     ---------------
Balance December 31, 2003                                           60,821           $ 446,594
                                                           ================     ===============

EXCHANGEABLE SHARES

The Company is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to September 2, 2013. Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either cash or the issue of trust units. The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price of the five day trading period ending on the record date. The exchange ratio at December 31, 2003 was 1.04530 trust units per exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares are not publicly traded.

EXCHANGEABLE SHARES                                                        # OF SHARES                        AMOUNT
                                                                       ----------------       -----------------------
Issued September 2, 3003 pursuant to Plan of Arrangement                         4,732                   $    33,507
Exchanged for trust units                                                       (1,007)                       (7,135)
                                                                       ----------------       -----------------------
Balance December 31, 2003                                                        3,725                   $    26,372
                                                                       ================       =======================

Under the Plan of Arrangement, shareholders of the Company received one unit of the Trust or one Exchangeable Share and one-third of a share in Crew for each common share held.

COMMON SHARES OF BAYTEX ENERGY LTD.                                        # OF SHARES                        AMOUNT
                                                                       ----------------       -----------------------
Balance December 31, 2002                                                       52,819                   $   398,176
Flow-through shares issued                                                         103                           810
Future tax related to flow-through shares                                           --                         (336)
Exercise of stock options                                                        5,115                        36,239
Transfer of assets under Plan of Arrangement (note 4)                               --                      (23,963)
                                                                       ----------------       -----------------------
Balance September 2, 2003 prior to Plan of Arrangement                          58,037                       410,926
Trust units issued                                                             (53,305)                     (377,419)
Exchangeable shares issued                                                      (4,732)                      (33,507)
                                                                       ----------------       -----------------------
Balance December 31, 2003                                                           --                   $        --
                                                                       ================       =======================

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 19 of 21
--------------------------------------------------------------------------------


9.       TRUST UNIT RIGHTS

Effective September 2, 2003, the Trust established a Trust Unit Rights Incentive Plan (the "Plan") to replace the stock option plan of the Company. A total of 5,800,000 trust unit rights are reserved for issue under the Plan. Trust unit rights are granted at the market price of the trust units at the time of the grant, vest over three years and have a term of five years.

The Plan allows for the exercise price of the rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future trust unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the consolidated financial statements and is recognized in earning over the vesting period of the Plan. Compensation expense for year ended December 31, 2003 was $0.22 million.

The number of unit rights issued and exercise prices are detailed below:


                                                              WEIGHTED AVERAGE
                                            # OF RIGHTS     EXERCISE PRICE (1)
                                     -------------------  ---------------------
Initial grant September 9, 2003                   2,593                $ 10.23
Granted                                             380                $  9.60
Cancelled                                         (118)                $ 10.23
                                     -------------------
Balance December 31, 2003                         2,855                $ 10.15
                                     ===================

(1) Exercise price reflects grant price less reduction in exercise price as discussed above.

The Company had a stock option plan prior to the Plan of Arrangement. The outstanding stock options of the Company were exercised during 2003.


                                                              WEIGHTED AVERAGE
                                           # OF OPTIONS         EXERCISE PRICE
                                     -------------------  -------------------
Balance December 31, 2002                         5,126                $  6.98
Granted                                             121                $  9.28
Exercised                                        (5,115)               $  7.07
Cancelled                                          (132)               $  5.44
                                     -------------------
Balance December 31, 2003                            --                     --
                                     ===================

The adoption of the amendments related to accounting for unit based compensation also impacted the accounting for stock options granted by the Company to employees before the implementation of the Plan of Arrangement. Compensation expense of $0.52 million was recorded for all stock options granted by the Company on or after January 1, 2003, with a corresponding amount recorded as contributed surplus, with expenses in the first and second quarters increased by $0.32 million and $0.20 million, respectively. Accordingly, quarterly net income in such quarters previously reported as $32.9 million and $41.8 million would be revised to $32.6 million and $41.6 million, respectively. There were no changes to the expenses or the net loss of the third quarter.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 20 of 21
--------------------------------------------------------------------------------


Compensation expense for options granted during 2003 was based on the estimated fair values at the time of the grant and the expense was recognized over the vesting period of the option. For options granted prior to January 1, 2003, the pro forma earnings impact of related stock based compensation expense is as follows:

                                     THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                          2003             2002              2003             2002
                                    ---------------------------------------------------------------------
Net income as reported                      $  8,881        $ 12,791           $ 38,138        $ 45,136
Stock based compensation expense              (4,433)            (70)            (5,522)           (612)
                                    ---------------------------------------------------------------------
Pro forma net income                        $  4,448        $ 12,721           $ 32,616        $ 44,524
                                    =====================================================================

Net income per unit
  Basic as reported                         $   0.15        $   0.24           $   0.69        $   0.86
  Pro forma                                 $   0.07        $   0.24           $   0.59        $   0.85

  Diluted as reported                       $   0.15        $   0.24           $   0.67        $   0.85
  Pro forma                                 $   0.07        $   0.24           $   0.58        $   0.83

The weighted average fair market value of options granted during the year ended December 31, 2003 was $4.21 per option (2002 - $3.65 per option). The fair value of the stock options granted was estimated on the grant date based on the Black-Scholes option-pricing model using the following assumptions: risk free interest rate of four percent; expected life of four years and expected volatility of 52 percent.

10.      DERIVATIVE CONTRACTS

At December 31, 2003, the Trust had derivative contracts for the following:

                        ----------------------------------- ------------------- ------------------------ -----------
                        PERIOD                              VOLUME              PRICE                    INDEX
                        ----------------------------------- ------------------- ------------------------ -----------
OIL
Price collar            Calendar 2004                       5,000 bbl/d         US$24.00 - $28.60           WTI
Price collar            Calendar 2004                       1,500 bbl/d         US$24.00 - $29.05           WTI
Price collar            Calendar 2004                       1,500 bbl/d         US$24.00 - $29.08           WTI
Price collar            Calendar 2004                       1,000 bbl/d         US$24.00 - $29.38           WTI
Price collar            Calendar 2004                       1,000 bbl/d         US$24.00 - $29.48           WTI
Price collar            Calendar 2004                       2,000 bbl/d         US$24.00 - $30.55           WTI
Price collar            Calendar 2004                       3,000 bbl/d         US$24.00 - $32.05           WTI

The fair value of the oil derivative contracts at December 31, 2003 is an unrecognized liability of $13.8 million.

                      ---------------------- --------------------------- --------------------------------------------
                             PERIOD                   AMOUNT                           EXCHANGE RATE
                      ---------------------- --------------------------- --------------------------------------------
FOREIGN CURRENCY                                                                Floor                  Cap
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3100       CAD/USD $1.3400
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3280       CAD/USD $1.3560
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3160       CAD/USD $1.3365
Collar                Calendar 2004          US$3,000,000 per month        CAD/USD $1.3400       CAD/USD $1.3665

The fair value of the foreign currency contracts at December 31, 2003 is an unrecognized asset of $3.7 million.

                      ---------------------------------- ------------------------------ -----------------------------
                                   PERIOD                         FIXED RATE                   FLOATING RATE
                      ---------------------------------- ------------------------------ -----------------------------
INTEREST RATE SWAP US$ 179,699,000
                      November 2003 to July 2010                    9.625%                3-month LIBOR plus 5.2%

The fair value of the interest rate swap at December 31, 2003 is an unrecognized asset of $3.9 million.

Baytex Energy Trust
Press Release
March 10, 2004                                                     Page 21 of 21
--------------------------------------------------------------------------------


11.      SUPPLEMENTAL CASH FLOW INFORMATION

                                THREE MONTHS ENDED DECEMBER 31           YEAR ENDED DECEMBER 31
                                     2003             2002               2003             2002
                                ---------------------------------    ---------------------------------
Interest paid                            2,161            4,802             24,449            25,482
Income taxes paid (refunded)             1,756              688             12,557            (3,298)